EXHIBIT 15.2

CONSENT OF VALUATION FIRM

[Letterhead of Intelliwise Financial Engineering Advisory Corp. Ltd.]

Date: July 18, 2013

We hereby consent to the use of the information contained in our reports, dated as of June 20, 2011, June 21, 2012 and June 29, 2013, relating to valuation of the warrants of China Metro-Rural Holdings Limited.

/s/ Yea-Mow Chen
Yea-Mow Chen, Chairman
Intelliwise Financial Engineering Advisory Corp. Ltd.